Exhibit 99.1

MIND CTI Reports New Record Quarterly Revenues of $6.3 Million

*AGM Resolutions Approved

Yoqneam, Israel, August 6, 2014 — MIND C.T.I. Ltd. (MNDO), a leading provider of convergent end-to-end prepaid/postpaid billing and customer care product based solutions for service providers as well as unified communications analytics and call accounting solutions for enterprises, today announced results for its second quarter ended June 30, 2014.

The following will summarize our major achievements in the second quarter of 2014 as well as our business. Full financial results can be found in the Investors section of our website at www.mindcti.com/investor/PressReleases.asp and in our Form 6-K filed with the Securities and Exchange Commission.

Financial Highlights

•	Revenues were $6.3 million, up 10% sequentially from the first quarter of 2014, and up 42% from $4.42 million in the second quarter of 2013.

•	Operating income was $1.6 million or 26% of revenue, up 40% sequentially from the first quarter of 2014 and compared to $0.5 million in the second quarter of 2013.

•	Net income was $1.45 million or $0.08 per share, compared to $0.4 million or $0.02 per share in the second quarter of 2013.

•	One new win and follow on orders.

•	Cash flow from operating activities was $1.4 million.

•	Cash position was $17.8 million as of June 30, 2014, compared with $17.5 million as of June 30, 2013.

Six Month Highlights

•	Revenues were $12.0 million, up 35% from $8.9 million in the first six months of 2013.

•	Operating income was $2.8 million or 23% of revenue, compared to $0.6 million or 7% of revenue in the first six months of 2013.

•	Net income was $2.5 million, or $0.13 per share, compared to $0.6 million or $0.03 per share in the first six months of 2013.

•	Cash flow from operating activities in first six months of 2014 was $2.4 million.

As of June 30, 2014 we had 355 employees, the same as on June 30, 2013.

“We are extremely pleased to set a new record in quarterly revenues and we believe that our early planning, investment in people, technology and customer satisfaction made it possible. Our record revenue reflects the progression of complex projects towards production. We continue to support our customers in their strategic initiatives and they value the managed services that MIND can deliver as operators seek greater simplicity and improved quality in their IT operations.

We remain focused on our execution, which includes securing new business, improving our operating efficiency and continuously expanding our offering. We continue to see encouraging levels of interest in our solutions, while the sales cycle continues to be long and gets longer as we aim towards larger deals. As previously announced, since the fourth quarter of 2013, we closed large deals that will be significant both to our revenues and to our margins for the next few quarters.” said Monica Iancu, MIND CTI CEO.

Revenue Distribution for Q2 2014

Sales in the Americas represented 61.1%, sales in Europe represented 23.9% and the rest of the world represented 15.0% of total revenue.

Revenue from customer care and billing software totaled $5.3 million, while revenue from enterprise call accounting software totaled $1.0 million.

Revenue from licenses was $1.7 million, or 26% of total revenue, while revenue from maintenance and additional services was $4.6 million, or 74%.

One Win and Follow-on Orders

During the second quarter we announced one new win with an East European mobile operator and two follow-on orders, one in Guam and one in Africa.

AGM Update

The Company held its Annual General Meeting of Shareholders on August 4, 2014 and all the proposed resolutions were approved.

About MIND

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward-looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:

Andrea Dray

MIND CTI Ltd.

Tel: +972-4-993-6666

investor@mindcti.com

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MIND C.T.I. LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2014	2013
	(Unaudited)	(Audited)
	U.S. $ in thousands
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$11,831	$8,212
Short term bank deposits	1,079	8,266
Marketable securities	3,919	2,836
Accounts receivable:
Trade	1,075	1,241
Other	198	165
Prepaid expenses	301	221
Deferred cost of revenues	148	63
Deferred income taxes	123	256
Inventories	10	10
Total current assets	18,684	21,270

INVESTMENTS AND OTHER NON CURRENT ASSETS:
Available-for-sale-securities	1,010	517
Severance pay fund	1,661	1,673
Deferred cost of revenues	31	44
Deferred income taxes	40	40
PROPERTY AND EQUIPMENT, net of accumulated depreciation
and amortization	616	650
GOODWILL	5,430	5,430
Total assets	$27,472	$29,624

Liabilities and shareholders’ equity
CURRENT LIABILITIES :
Accounts payable and accruals:
Trade	$163	$525
Other	2,098	1,153
Deferred revenues	4,122	4,796
Total current liabilities	6,383	6,474
LONG TERM LIABILITIES :
Deferred revenues	175	357
Employee rights upon retirement	1,822	1,804
Total liabilities	8,380	8,635

SHAREHOLDERS’ EQUITY:
Share capital	54	54
Additional paid-in capital	25,688	30,196
Accumulated other comprehensive income	23	31
Differences from translation of foreign currency financial statements of a subsidiary	(866)	(958)
Treasury shares	(2,210)	(2,287)
Accumulated deficit	(3,597)	(6,047)
Total shareholders’ equity	19,092	20,989
Total liabilities and shareholders’ equity	$27,472	$29,624

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MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months		Six Months
	Ended June 30,		Ended June 30,
	2014	2013	2014	2013
	(Unaudited)
	U.S. $ in thousands
	(except per share data)

Revenues	$6,293	$4,417	$11,990	$8,860
Cost of revenues	2,895	1,869	5,704	4,126
Gross profit	3,398	2,548	6,286	4,734
Research and development expenses	988	1,293	1,958	2,483
Selling and marketing expenses	259	408	586	826
General and administrative expenses	545	393	988	831
Operating income	1,606	454	2,754	594
Financial income (expenses) - net	98	(7)	172	126
Income before taxes on income	1,704	447	2,926	720
Taxes on income	254	45	476	156
Net income	$1,450	$402	$2,450	$564

Earnings per share (basic and diluted)	$0.08	$0.02	$0.13	$0.03

Weighted average number of shares used in computation of earnings per share in thousands:

Basic	18,935	18,885	18,916	18,852

Diluted	18,959	18,894	18,940	18,881

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MIND C.T.I. LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months		Six Months
	Ended June 30,		Ended June 30,
	2014	2013	2014	2013
	(Unaudited)
	U.S. $ in thousands
Cash flows from operating activities:
Net income	$1,450	$402	$2,450	$564
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	53	57	117	118
Amortized cost from available for sale securities	21	1	29	1
Deferred income taxes, net	-	-	133	-
Accrued severance pay	14	43	-	99
Unrealized loss (gain) from marketable securities, net	13	-	(10)	-
Capital loss (gain) on sale of property and equipment - net	-	(8)	-	(6)
Employees share-based compensation expenses	16	12	36	33
Realized loss on sale of available for sale securities	-	-	(39)	-
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	359	423	167	11
Other	(77)	(50)	(34)	(78)
Decrease (increase) in prepaid expenses and deferred charges	(177)	44	(152)	365
Decrease in inventories	-	-	-	-
Increase (decrease) in accounts payable and accruals:
Trade	(47)	345	(362)	421
Other	254	(155)	945	150
Increase (decrease) in deferred revenues	(490)	(32)	(859)	1,311
Net cash provided by operating activities	1,389	1,082	2,421	2,989

Cash flows from investing activities:
Purchase of property and equipment	(34)	(81)	(83)	(141)
Sale of available for sale securities	-	-	522	-
Severance pay funds	(11)	(34)	30	(76)
Investment in short-term bank deposits	-	(1,127)	-	-
Investment in available for sale securities	(500)	-	(1,013)	-
Investment in marketable securities	(939)	-	(1,073)	-
Proceeds from short-term bank deposits	2,822	-	7,251	2,099
Proceeds from sale of property and equipment	-	9	-	19
Net cash provided by (used in) investing activities	1,338	(1,233)	5,634	1,901

Cash flows from financing activities:
Employee stock options exercised and paid	-	-	77	73
Dividend paid	(1,182)	(4,532)	(4,544)	(4,532)
Net cash used in financing activities	(1,182)	(4,532)	(4,467)	(4,459)

Translation adjustments on cash and Cash equivalents	30	13	31	(63)
Increase (decrease) in cash and cash equivalents	1,575	(4,670)	3,619	368

Balance of cash and cash equivalents at beginning of period	10,256	18,348	8,212	13,310
Balance of cash and cash equivalents at end of period	$11,831	$13,678	$11,831	$13,678

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